02054939

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VD 2-20-03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 17983

REPORT FOR THE PERIOD BEGINNING 09/29/01 (MM/DD/YY) AND ENDING 09/27/02 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2002
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Raymond James Financial Services, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) Florida (State) 33716 (Zip Code)

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II 727-567-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

100 North Tampa Street Suite 2400 Tampa Florida 33602
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL REPORT

SEPTEMBER 27, 2002

SUMMARY OF CONTENTS

RAYMOND JAMES
FINANCIAL SERVICES, INC.
Member NASD/SIPC

November 15, 2002

Gentlemen:

I, the undersigned, an officer of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

I hereby certify that, to the best of my knowledge and belief, the Annual Financial Statements and supplementary schedules as of September 27, 2002, represent a true and correct financial statement of our firm.

OATH OR AFFIRMATION

I, Richard G. Averitt III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 27, 2002, are true and correct. I further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III, to me well known and known to me to be the person described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal, this 15th day of November, A.D., 2002.

Notary Public
State of Florida at Large

My commission expires:

MARY E. HAAS
Notary Public, State of Florida
My comm. exp. May 11, 2005
Comm. No. DD 012241

880 Carillon Parkway, St. Petersburg, FL 33716
727.573.3800 800.237.8691 Fax: 727.573.8323

KPMG

P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 27, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) at September 27, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 15, 2002
Tampa, Florida

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 27, 2002

ASSETS	
Cash and cash equivalents	$ 67,035,274
Receivable from affiliates	11,807,812
Other receivables, net of allowance of $14,941,099	13,679,271
Deferred income taxes, net	14,693,022
Property and equipment, less accumulated depreciation of $2,043,984	237,053
Other assets	3,548,873
	$ 111,001,305
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued compensation and commissions	24,746,120
Income taxes payable to parent	14,851,918
Payable to affiliates	346,263
Accrued expenses and other liabilities	20,683,479
	60,627,780
Commitments and contingencies (Note 6)	
Stockholder's equity:	
Common stock - $1 par value, authorized 5,000 shares, issued and outstanding 5,000 shares	5,000
Additional paid-in capital	2,021,000
Retained earnings	48,347,525
	50,373,525
	$ 111,001,305

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF INCOME
For the Year Ended September 27, 2002

Revenues:	
Securities commissions and fees	$ 410,730,651
Insurance and annuities commissions	135,233,678
Investment banking commissions	20,651,250
Financial service fees	12,181,891
Interest	8,388,602
Other	9,293,985
	596,480,057
Expenses:	
Compensation, commissions and benefits	459,943,057
Clearing charges from affiliate	68,762,305
Communications and information processing	11,497,450
Occupancy and equipment	1,222,384
Business development	14,988,827
Other	20,241,649
	576,655,672
Income before provision for income taxes	19,824,385
Provision for income taxes	8,323,149
Net income	$ 11,501,236

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 28, 2001	$ 5,000	$ 2,021,000	$ 50,946,289	52,972,289
Net income	-	-	11,501,236	11,501,236
Dividends to parent	-	-	(14,100,000)	(14,100,000)
Balances at September 27, 2002	$ 5,000	$ 2,021,000	$ 48,347,525	$ 50,373,525

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended September 27, 2002

Cash flows from operating activities:	
Net income	$ 11,501,236
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	229,324
Deferred income taxes, net	(6,539,319)
Realized gain on sale of property and equipment	(100)
Decrease (increase) in assets:	
Receivable from affiliates	(2,570,480)
Other receivables, net	2,198,522
Other assets	(3,192,281)
Increase (decrease) in liabilities:	
Accrued compensation and commissions	(4,624,029)
Income taxes payable to parent	6,418,001
Accrued expenses and other liabilities	10,934,247
Net cash provided by operating activities	14,355,121
Cash flows from investing activities:	
Additions to property and equipment	(60,367)
Proceeds from sale of property and equipment	3,253
Net cash used in investing activities	(57,114)
Cash flows from financing activities:	
Cash dividends to parent	(14,100,000)
Net cash used in financing activities	(14,100,000)
Net increase in cash and cash equivalents	198,007
Cash and cash equivalents at beginning of year	66,837,267
Cash and cash equivalents at end of year	$ 67,035,274
Supplemental disclosure of cash flow information:	
Cash paid to parent for income taxes	$ 8,444,467

See accompanying Notes to Financial Statements.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its parent's fiscal year end of the last Friday in the month of September.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts, for which it receives a portion of commission revenues (see Note 4). The Company's commission revenues and related expenses are recorded on a trade date basis.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers short-term investments with a maturity of three months or less to be cash equivalents.

Other receivables

Other receivable are reported at the outstanding amount, net of any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the uncollectible amount within the Company's existing receivables. The Company determines the allowance based on historical experience. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off

against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Other gross receivables primarily relate to receivables due from independent contractor Financial Advisors.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years. For income tax purposes, assets are depreciated using accelerated methods.
Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in revenue in the period realized.

Intangible assets

Intangible assets, which consist of a non-compete agreement and contractual business relationships, are stated at cost less accumulated amortization. The non-compete agreement of $200,000 is being amortized on a straight-line basis over 4.5 years. The contractual business relationships valued at $3,000,000 are being amortized on a straight-line basis over 5 years. These assets are reviewed for impairment.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2002 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. RJF requires payment from the Company on a current basis for the tax provision and credits the Company on a current basis for deferred tax assets through the intercompany account.

Stock and stock option plan

Certain employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. The Financial Advisors, who are independent contractors, participate in a non-qualified stock option plan. RJF accounts for such stock and stock options under APB 25, "Accounting for Stock Issued to Employees" as permitted by SFAS 123 "Accounting for Stock-Based Compensation", in a manner consistent with RJF's accounting policies.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. This rule requires that aggregate indebtedness, as defined, not exceed fifteen times net capital, as defined. The minimum net capital requirement is $250,000.

	September 27, 2002
Net capital	$ 30,213,305
Less: required net capital	(3,122,206)
Excess net capital	$ 27,091,099
Percentage of net capital to aggregate indebtedness	155%

NOTE 4 - RELATED PARTY TRANSACTIONS:

The portion of gross commissions and fees retained by RJA for clearing securities transactions of the Company totaled $63,526,938 for the year ended September 27, 2002. In addition, amounts retained by RJA for clearing insurance and annuities transactions of the Company totaled $5,235,367. Receivable from affiliates at September 27, 2002 includes $11,807,812 with respect to such transactions.

The Company was charged approximately $24,003,998 for communications, occupancy, administrative, business development, incentive compensation, employee benefit, and other expenses allocated from various affiliated companies. Accrued compensation includes $3,811,531 due for incentive compensation and employee benefit allocations at September 27, 2002.

Receivable from affiliates and payable to affiliates reflect amounts receivable and payable for these related party transactions.

The Company's short-term investments are invested in Heritage Cash Trust, a money market mutual fund which is managed by a wholly-owned subsidiary of RJF.

NOTE 5 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. The incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include long-term incentive (deferred) compensation, stock bonus, stock options, retention programs and employee investment funds. Qualified and non-qualified plan compensation expense includes approximately $2,238,299 in aggregate for contributions to the plans in 2002.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in a non-qualified stock option plan and a deferred bonus plan in which awards are based on sales production levels.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company is a defendant or co-defendant in various lawsuits incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of management, based on discussions with counsel, the outcome of the matters will not result in a material adverse effect on the financial position or results of operations of the Company.

Beginning in September of 2002, a series of lawsuits and arbitrations were filed against the Company primarily in Houston, Texas and adjacent jurisdictions. The claims in these matters relate to millions of dollars in losses allegedly suffered by participants in a mortgage lending program known as the "Premiere 72" program, which was conducted by an entity owned by two individuals who were registered as Financial Advisors with the Company in Houston. The entity which offered this program had no connection to the Company, the loans were not made through the Company and over 200 of the 490 claimants never had accounts with the Company. The Company is vigorously contesting these claims.

NOTE 7 - FEDERAL AND STATE INCOME TAXES:

Income tax expense for the year ended September 27, 2002 consists of:

	Current	Deferred	Total
Federal	$ 12,810,636	$ (5,606,946)	$ 7,203,690
State	2,051,832	(932,373)	1,119,459
Total	$ 14,862,468	$ (6,539,319)	$ 8,323,149

The Company's effective tax rate on pretax income differs from the statutory Federal income tax due to the following:

	September 27, 2002	
	Amount	Percent
Federal taxes at statutory rate	$ 6,938,535	35.0%
State income taxes, net of Federal benefit	727,648	3.7%
Nondeductible meals & entertainment	457,473	2.3%
Other	199,493	1.0%
Total	$ 8,323,149	42.0%

Deferred income taxes as of September 27, 2002 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

	September 27, 2002
Gross deferred tax assets	
Non-deductible accruals	$ 13,114,377
Deferred compensation	1,354,946
Other	223,699
Total gross deferred tax assets	14,693,022
Gross deferred tax liabilities	
Other	-
Total gross deferred tax liabilities	-
Net deferred tax assets	$ 14,693,022

There was no valuation allowance for deferred taxes as of September 27, 2002. As of September 27, 2002, based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of any deferred deductible differences.

SCHEDULE I

RAYMOND JAMES FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 27, 2002

Stockholder's equity	$ 50,373,525
Nonallowable assets and other charges:	
Receivable from affiliates	65,019
Other receivables	14,577,606
Property and equipment, net	237,053
Other assets	3,548,873
Other charges	400,000
Total nonallowable assets and other charges	18,828,551
Capital before haircuts on securities positions	31,544,974
Haircuts on securities positions	1,331,669
Net capital	30,213,305
Minimum net capital:	
The greater of $250,000 or 6 2/3% of aggregate indebtedness	3,122,206
Excess net capital	$ 27,091,099
Percentage of aggregate indebtedness to net capital	155%

No material differences exist between the above computation and the computation of net capital under rule 15c3-1 filed with the Company's September 27, 2002 FOCUS report. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

SCHEDULE II

RAYMOND JAMES FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 27, 2002

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

P.O. Box 1439
Tampa, FL 33601-1439

Supplementary Report of Independent Auditor's on Internal Control Structure

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), for the year ended September 27, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17; and

2. The daily computations of the segregation requirements of section 4(d)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 27, 2002, to meet the SEC's and CFTS's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the SFTC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 15, 2002